VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 24, 2019	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Anuja A. Majmudar, Division of Corporate Finance, CF Office of Real Estate & Construction

Re:	TPG Pace Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 7, 2019
File No. 333-233637

Dear Ms. Majmudar:

This letter is sent on behalf of TPG Pace Holdings Corp. (“Pace”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 17, 2019 (the “Comment Letter”) regarding the above-referenced filing.

Please note that Pace today filed with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of Pace’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of Pace’s responses in the same order as presented in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 7, 2019

Risk Factors

Provisions in the Proposed Charter to be adopted in connection with the Business Combination, page 70

1.

Comment: We note your response to our prior comment 4 states in part that “the Proposed Charter does not explicitly list every cause of action that is not subject to the exclusive forum provision, which includes those under the Exchange Act and the Securities Act.” Your response appears inconsistent with the disclosure at page 70 where you state that “this provision applies to Securities Act claims.” Please tell us whether your exclusive forum

Ms. Anuja A. Majmudar October 24, 2019 Page 2

provision applies to Securities Act claims. We further note that the summary description of your exclusive forum provision at page 326 and your preliminary proxy card indicate that you have selected “Delaware as exclusive forum for certain stockholder litigation” while the provision in your charter provides that the “Court of Chancery of the State of Delaware” shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation.” Please revise your disclosures to consistently describe your exclusive forum provision and tell us how you will inform investors in future filings that the choice of forum provision does not apply to any actions arising under the Exchange Act.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Pace confirms that the referenced exclusive forum provision does not apply to actions or proceedings brought to enforce any duty or liability created by the Exchange Act, but that the exclusive forum provision could apply to Securities Act claims, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions or proceedings brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Pursuant to the Staff’s request, Pace has revised its disclosure describing the exclusive forum provision on pages 312, 328, 340-41 and the Form of Proxy Card set forth as Exhibit 99.1 to specify that the Court of Chancery of the State of Delaware (the “Court of Chancery”) is the sole and exclusive forum for any derivative action or proceeding brought on behalf of Pace, subject to certain limitations, consistent with other disclosures in Amendment No. 2.

In addition, pursuant to the Staff’s request, Accel Entertainment, Inc. has advised Pace that it will include a risk factor consistent with the risk factor disclosed on page 70 informing investors of the aforementioned exclusive forum provision and its inapplicability to actions or proceedings arising under the Exchange Act in its future Annual Reports on Form 10-K and in any future registration statements filed with the Commission.

Ms. Anuja A. Majmudar October 24, 2019 Page 3

If you have any questions or would like further information concerning Pace’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Jerry Neugebauer

Douglas Warner, Esq.

Christopher Machera, Esq.

Mark Stevens, Esq.

Ken Myers, Esq.

Schott Behar, Esq.

Nicolas Dumont, Esq.